SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                               SCHEDULE 13D/A


                 Under the Securities Exchange Act of 1934
                             (Amendment No. 1)*



                                 MCSi, INC.
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                              (Name of Issuer)



                        COMMON STOCK, NO PAR VALUE
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                       (Title of Class of Securities)



                               593261 10 0
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                               (CUSIP Number)



                            Michael E. Peppel
                               MCSi, Inc.
                      4750 Hempstead Station Drive
                           Dayton, Ohio 45429
                             (937) 291-8282
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(Name, Address, Telephone Number of Persons Authorized to Receive Notices and
Communications)


                             December 21, 2001
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          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                             Page 1 of 4 Pages

CUSIP No. 593261 10 0                13D                     Page 2 of 4 Pages


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Michael E. Peppel
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [ ]
                                                        (b) [ ]

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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

     PF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [ ]
     PURSUANT TO ITEMS 2(d) OR 2(e)

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

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                          7     SOLE VOTING POWER
  NUMBER OF SHARES
BENEFICIALLY OWNED BY           813,087
EACH REPORTING PERSON
       WITH               ----------------------------------------------------
                          8     SHARED VOTING POWER

                                0
                          ----------------------------------------------------
                          9     SOLE DISPOSITIVE POWER

                                813,087
                          ----------------------------------------------------
                          10    SHARED DISPOSITIVE POWER

                                0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     813,087

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                         [  ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.3 %

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14   TYPE OF REPORTING PERSON*

     IN

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CUSIP No.    593261 10 0             13D                     Page 3 of 4 Pages



The following items of the Schedule 13D filed by Michael E. Peppel ("Reporting Person") on November 8, 2000 relating to shares of common stock, no par value per share ("Common Stock"), of MCSi, Inc. ("MCSi" or the "Issuer") are amended as follows:


Item 5.   Interest in Securities of the Issuer

          (a) Pursuant to Rule 13d-1 of the Act, the Reporting Person beneficially owns 813,087 shares of Common Stock which represents approximately 3.3% of the outstanding shares of Common Stock. Following the issuance of shares of Common Stock in MCSi' follow on public offering completed on December 21, 2001, 23,790,097 shares of Common Stock were issued and outstanding, not including outstanding options to purchase shares of Common Stock.

          (b) The Reporting Person has sole voting and dispositive power with respect to 813,087 shares of Common Stock (which includes 7,500 shares of Common Stock held by the Reporting Person as custodian for his minor children and 587,333 shares of Common Stock which may be purchased upon the exercise of currently exercisable stock options).

          (c) On December 21, 2001, the Reporting Person sold 300,000 as a selling stockholder in the Issuer's follow on public offering (including 100,000 shares sold by the Reporting Person pursuant to the exercise of the underwriters' overallotment option in the offering). The shares were sold at $22.875 per share less underwriting commission of $1.144, resulting in net proceeds of $21.731 per share or an aggregate of $6,519,300. In addition, between November 6, 2001 and November 21, 2001, the Reporting Person transferred 68,000 shares of Common Stock to an adult relative who is independent from and lives outside the household of the Reporting Person, as a gift for no consideration. The Reporting Person had no other transactions in the Issuer's securities during the last 60 days.

          (d)  Not Applicable.

          (e)  Not Applicable.


CUSIP No.    593261 10 0             13D                     Page 4 of 4 Pages

                                 Signatures

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Amended Statement on Schedule 13D is true, complete and correct.




                                     /s/Michael E. Peppel
                                     --------------------
                                     Michael E. Peppel




                                     Date: January 9, 2002